# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: System1, Inc., CIK 0001805833
CUSIP: 87200P109
Title of class of securities: Class A common stock, part value $0.0001 per share
Address of issuer's principal executive offices: 4235 Redwood Avenue, Marina Del Rey, California (CA), 90066
Date of event which requires filing of this statement: 03/11/2025
Filed by CIK 0001704720
Persons authorized to receive notices and communications: Bryan D. Coy c/o Cannae, 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134, 702-323-7330

## Reporting persons
- Cannae Holdings, Inc. (CIK 0001704720): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,012,794; sole dispositive power 0; shared dispositive power 27,012,794; aggregate amount beneficially owned 27,012,794 (36.3% of the class); the aggregate amount excludes certain shares
- Cannae Holdings, LLC (CIK 0001546148): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,012,794; sole dispositive power 0; shared dispositive power 27,012,794; aggregate amount beneficially owned 27,012,794 (36.3% of the class); the aggregate amount excludes certain shares
  Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. ("CHI") and Cannae Holdings, LLC ("CHL") (each individually a "Reporting Person" and collectively, the "Reporting Persons") on February 7, 2022, and amended on April 21, 2022, May 23, 2022, March 14, 2023, November 17, 2023, December 4, 2023 and March 15, 2024 ("Amendment No. 6" and as amended thereafter from time to time, the "Schedule 13D") and relates to the Class A common stock, par value $0.0001 per share ("Class A common stock"), of System1, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.
  
  On March 10, 2025, the Issuer filed its Annual Report on Form 10-K and reported an increase in its total Class A common stock outstanding. As a result, the Reporting Persons ownership changed by more than one percent from its ownership reported in Amendment No. 6.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, part value $0.0001 per share
Name of issuer: System1, Inc.
Address of issuer's principal executive offices: 4235 Redwood Avenue, Marina Del Rey, California (CA), 90066

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is supplemented as follows:

Information as of March 21, 2025 with respect to the Schedule A Persons is set forth on Schedule A hereto and is incorporated herein by reference.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 7, as of the date of this Amendment No. 7, are incorporated herein by reference.

The calculation in this Amendment No. 7 of the percentage of Class A common stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 74,510,018 shares of Class A common stock outstanding as of February 28, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2025.

As of the date of this Amendment No. 7, the Reporting Persons beneficially owned an aggregate of 27,012,794 shares of Class A common stock directly held by CHL, which represents approximately 36.3% of the outstanding Class A common stock.

None of the Reporting Persons beneficially own any of the 18,703,676 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the "Class C common stock") outstanding as of February 28, 2025 (such outstanding shares based on information reported by the Issuer in its Annual Report on Form 10-K). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, the shares of Class A common stock beneficially owned by the Reporting Persons had a total voting power of 29.0%.

By virtue of the Shareholders Agreement, CHL, BGPT, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the "Group") within the meaning of Section 13(d) of the Exchange Act. The members of the Group are each filing separate Schedules 13Ds to report the shares of Class A common stock that they may be deemed to beneficially own. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: 27012794
Transactions in the class effected during the past sixty days: None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any Schedule A Persons, has engaged in any transaction in any shares of Class A common stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: SCHEDULE A

## Signatures
- Cannae Holdings, Inc.: Cannae Holdings, Inc., Bryan D. Coy, Chief Financial Officer (03/25/2025)
- Cannae Holdings, LLC: Cannae Holdings, LLC, Bryan D. Coy, Managing Director and Chief Financial Officer (03/25/2025)